                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 6)*

                             Concepts Direct, Inc.
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                   206013104
                                (CUSIP Number)

Mr. Lance Laifer                            Gerald Adler
Laifer Capital Management, Inc.             Shereff, Friedman, Hoffman &
Hilltop Partners, L.P.                       Goodman, LLP
45 West 45th Street                         919 Third Avenue
New York, New York 10036                    New York, New York 10022
(212) 921-4139                              (212) 758-9500

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                August 14, 1996
                    (Date of Event which Requires Filing of
                                this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
statement because of Rule 13d-1(b) (3) or (4), check the following: [   ].

Check the following box if a fee is being paid with this statement:  [   ].  (A
fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No.     206013104                         Page    2    of           Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   Hilltop Partners, L.P.


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                              (b) / /

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*
       WC


5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                               / /


6.   CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

NUMBER OF SHARES
                         7.   SOLE VOTING POWER
                                 189,000
 BENEFICIALLY

                         8.   SHARED VOTING POWER

 OWNED BY EACH

                         9.   SOLE DISPOSITIVE POWER
                                 189,000
REPORTING PERSON


     WITH
                         10.  SHARED DISPOSITIVE POWER



11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            189,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                                      / /


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           8.9%

14.  TYPE OF REPORTING PERSON*

           PN


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of 7

                                 SCHEDULE 13D

CUSIP No.     206013104                         Page    3    of           Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   Laifer Capital Management, Inc.


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                              (b) / /

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*
       WC


5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                               / /


6.   CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

NUMBER OF SHARES
                         7.   SOLE VOTING POWER
                                 251,400
 BENEFICIALLY

                         8.   SHARED VOTING POWER
                                 0
 OWNED BY EACH

                         9.   SOLE DISPOSITIVE POWER
                                 225,100
REPORTING PERSON


     WITH
                         10.  SHARED DISPOSITIVE POWER
                                 128,900


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            354,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11

     EXCLUDES CERTAIN SHARES*                                      / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          16.7%

14.  TYPE OF REPORTING PERSON*

           CO,IA

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of 7

                                 SCHEDULE 13D

CUSIP No.     206013104                         Page    4    of           Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   Lance Laifer


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                              (b) / /

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*
       WC


5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                               / /


6.   CITIZENSHIP OR PLACE OF ORGANIZATION
       USA

NUMBER OF SHARES
                         7.   SOLE VOTING POWER
                                 251,400
 BENEFICIALLY

                         8.   SHARED VOTING POWER
                                 0
 OWNED BY EACH

                         9.   SOLE DISPOSITIVE POWER
                                 225,100
REPORTING PERSON


     WITH
                         10.  SHARED DISPOSITIVE POWER
                                 128,900


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            354,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                                      / /


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          16.7%

14.  TYPE OF REPORTING PERSON*

           IN


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of 7

                         SCHEDULE 13D AMENDMENT NO. 6
                            CONCEPTS DIRECT, INC.

         This Amendment No. 6 to the Statement on Schedule 13D (as defined below) amends and supplements the Statement on Schedule 13D relating to the event date of August 4, 1994 (the "Schedule 13D") filed by Hilltop Partners, L.P., Laifer Inc. (Laifer Inc. has subsequently changed its name to Laifer Capital Management, Inc.) and Lance Laifer (the "Reporting Persons"), Amendment No. 1 to the Schedule 13D relating to the event date of December 30, 1994, Amendment No. 2 to the Schedule 13D relating to the event date of March 23, 1995, Amendment No. 3 to the Schedule 13D relating to the event date of May 9, 1995, Amendment No. 4 to the Schedule 13D relating to the event date of October 25, 1995 and Amendment No. 5 to the Schedule 13D relating to the event date of March 12, 1996 each relating to the common stock, par value $.10 per share (the "Common Stock"), of Concepts Direct, Inc. (the "Issuer"). The above-referenced Statement on Schedule 13D, Amendment No. 1 to the Schedule 13D, Amendment No. 2 to the Schedule 13D, Amendment No. 3 to the Schedule 13D, Amendment No. 4 to the Schedule 13D and Amendment No. 5 to the Schedule 13D are collectively referred to herein as the "Schedule 13D." Capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Schedule 13D. The original Schedule 13D is filed herewith as Annex B persuant to Rule 13d-2(c) under the Securities Exchange Act of 1934, as amended.

Item 5.  Interest in Securities of the Issuer

         Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

         (a) Hilltop is the beneficial owner of 189,000 shares (8.9%) of the Common Stock.

         Laifer Capital Management, Inc. is the beneficial owner of 354,000 shares (16.7%) of Common Stock. The 354,000 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. include:

         (i) 189,000 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. in its capacity as General Partner of and Investment Advisor to Hilltop, which shares have been described in the previous paragraph; and

         (ii) 165,000 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. in its capacity as Investment Advisor to (A) various Wolfson family entities ("Wolfson"), One State Street Plaza, New York 10004-1505, (B) Haussman Holdings, N.V. ("Haussman"), De Ruyterkade, 62, P.O. Box 819, Curaco, Netherlands Antilles and (C) Hilltop Offshore Limited ("Offshore"), a Cayman Islands company, c/o Consolidated Fund Management Limited, P.O. Box HM 2257, Par La Ville Place, Par La Ville Road, Hamilton HMJX, Bermuda (Wolfson, Haussman and Offshore are collectively referred to herein as the "Clients").

         Lance Laifer, as sole Director and principal stockholder of Laifer Capital Management, Inc. is the beneficial owner of the 354,000 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. as described above.

         The number of shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares presented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentage of ownership of the Reporting Persons is based on 2,120,108 outstanding shares of Common Stock on July 15, 1996 as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended June 30, 1996.

         (b) Hilltop has the sole power (i) to vote or to direct the voting of and (ii) to dispose and to direct the disposition of the 189,000 shares of Common Stock beneficially owned by it. Hilltop's power to vote and dispose of its shares rests with Laifer Capital Management, Inc., in its capacity as Hilltop's General Partner.

         Laifer Capital Management, Inc. has the sole power (i) to vote and to direct the voting of and (ii) to dispose and direct the disposition of the 189,000 shares of Common Stock beneficially owned by it in its capacity as the General Partner of Hilltop. Laifer Capital Management, Inc. (i) has the sole power to vote and direct the voting of 62,400 shares owned by Haussman and Offshore (ii) has sole power to dispose and direct the disposition of 36,100 shares owned by Offshore and (iii) shares with certain of the Clients the power to dispose and direct the disposition of the 128,900 shares of Common Stock owned by Laifer Capital Management, Inc. in its capacity as Investment Advisor to such Clients. Wolfson retains the sole power to vote and direct the voting of the shares of Common Stock owned by it.

         (c) Each of the Reporting Persons purchased shares of Common Stock of the Issuer during the past sixty days. All such shares were purchased on the open market. Additional information concerning said transactions is contained on Annex A hereto.

         (d)      Not applicable.

         (e)      Not applicable.

                                  Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 16, 1996

                                       HILLTOP PARTNERS, L.P.

                                       By:  LAIFER CAPITAL MANAGEMENT, INC.,
                                            as General Partner



                                       By:  /s/ Lance Laifer
                                            -------------------------------
                                            Lance Laifer, President

                                       LAIFER CAPITAL MANAGEMENT, INC.


                                       By:  /s/ Lance Laifer
                                            -------------------------------
                                            Lance Laifer, President


                                            /s/ Lance Laifer
                                       ------------------------------------
                                       LANCE LAIFER

                                   Annex A

                         Laifer      Hilltop     Wolfson    Offshore   Haussman
Date     Price    Comm.  # Shares    # Shares    # Shares   # Shares   # Shares

6/21/96  19.125   NET    3,000       1,700       700        400        200

6/27/96  19.25    NET    7,000       4,000       1,500      900        600

7/26/96  16.625   $0.05  1,300       700         300        200        100

8/5/96   17.25    $0.05  1,100       600         300        100        100

8/13/96  16.00    NET    10,000      1,900       4,500      2,600      1,000

                                    Annex B

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No.)*

                             Concepts Direct, Inc.
                               (Name of Issuer)

                         Common Stock, $.10 par value
                        (Title of Class of Securities)

                                   206013104
                                (CUSIP Number)

Mr. Lance Laifer                                  Gerald Adler
Laifer, Inc.                                      Shereff, Friedman, Hoffman
Hilltop Partners, L.P.                              & Goodman, LLP
114 West 47th Street                              919 Third Avenue
New York, New York 10036                          New York, New York 10022
(212) 921-4139                                    (212) 758-9500
- ----------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                August 4, 1994
                    (Date of Event which Requires Filing of
                                this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following: [X].

Check the following box if a fee is being paid with this statement: [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

  CUSIP No.     206013104                          Page   2    of       Pages
          --------------------                          -----     -----

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
              Hilltop Partners, L.P.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]

                                                                      (b) [ ]

   3     SEC USE ONLY



   4     SOURCE OF FUNDS*
              WC


   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]


   6     CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware


    NUMBER OF     7     SOLE VOTING POWER
     SHARES                  53,650
  BENEFICIALLY
    OWNED BY
      EACH        8     SHARED VOTING POWER
   REPORTING
     PERSON
      WITH
                  9     SOLE DISPOSITIVE POWER
                             53,650


                 10     SHARED DISPOSITIVE POWER



  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             53,650


  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                   [ ]



  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             5.1%


  14    TYPE OF REPORTING PERSON*
             PN



                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of 7

                                 SCHEDULE 13D

  CUSIP No.     206013104                          Page   3    of       Pages
          --------------------                          -----     -----

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
              Laifer, Inc.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]

                                                                      (b) [ ]

   3     SEC USE ONLY



   4     SOURCE OF FUNDS*
              WC


   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]


   6     CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware


    NUMBER OF     7     SOLE VOTING POWER
     SHARES                  62,150
  BENEFICIALLY
    OWNED BY
      EACH        8     SHARED VOTING POWER
   REPORTING                 0
     PERSON
      WITH
                  9     SOLE DISPOSITIVE POWER
                             57,750


                 10     SHARED DISPOSITIVE POWER

                             34,600


  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             92,350


  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                   [ ]



  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             8.8%


  14    TYPE OF REPORTING PERSON*
             CO, IA



                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of 7

                                 SCHEDULE 13D

  CUSIP No.     206013104                          Page   4    of       Pages
          --------------------                          -----     -----

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
              Lance Laifer

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]

                                                                      (b) [ ]

   3     SEC USE ONLY



   4     SOURCE OF FUNDS*
              WC


   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]


   6     CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware


    NUMBER OF     7     SOLE VOTING POWER
     SHARES                  62,150
  BENEFICIALLY
    OWNED BY
      EACH        8     SHARED VOTING POWER
   REPORTING                 0
     PERSON
      WITH
                  9     SOLE DISPOSITIVE POWER
                             57,750


                 10     SHARED DISPOSITIVE POWER
                             34,600


  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             92,350


  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                   [ ]



  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              8.8%


  14    TYPE OF REPORTING PERSON*
              IN



                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of 7

                                 SCHEDULE 13D


Item 1.  Security and Issuer

         Securities acquired: Common Stock, $.10 par value, per share


         Issuer:    Concepts Direct, Inc. ("Issuer")
                    1351 South Sunset Street
                    Longmont, Colorado 80501
                    (303) 772-9171


Item 2.  Identity and Background

         (a) This Schedule 13D is being filed jointly for Hilltop Partners, L.P., a Delaware limited partnership ("Hilltop"), its general partner, Laifer Inc., a Delaware corporation, and Lance Laifer, the President, sole Director and principal stockholder of Laifer Inc.

         (b), (c) and (f) The address of Hilltop is 114 West 47th Street, 26th Floor, New York, NY 10036. Hilltop is a Delaware limited partnership. Its principal business is investments.

         The address of the principal office of Laifer Inc. is 114 West 47th Street, 26th Floor, New York, NY 10036. Laifer Inc. is a Delaware corporation. Its principal business is investment management.

         Lance Laifer's principal occupation is investment management and his business address is c/o Laifer Inc., 114 West 47th Street, 26th Floor, New York, NY 10036. Mr. Laifer is a United States citizen.

         See Item 5 for information regarding ownership of Common Stock.

         (d) and (e). During the past five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds

         The source of the funds used by Hilltop Partners, L.P. to purchase the securities of the Issuer was working capital. The source of the funds used by Laifer Inc. to purchase the securities of the Issuer was (i) the working capital of Hilltop Partners, L.P. and (ii) the working capital or other funds of its various investment advisory clients listed in the transaction records attached hereto as Exhibit B. The amount of funds used by the Reporting Persons to purchase the Common Stock of the Issuer is as follows:

                      Hilltop                   $122,625.00
                      Wolfson                   $ 63,436.00
                      Haussman                  $ 10,237.00
                      Offshore                  $ 15,112.00

Item 4.  Purpose of the Transaction

         Each of the Reporting Persons acquired its respective shares of Common Stock of the Issuer for investment purposes. Each of the Reporting Persons may acquire or dispose of securities of the Issuer, including shares of Common Stock, directly or indirectly, in open-market or privately negotiated transactions, depending upon the evaluation of the performance and prospects of the Issuer by the Reporting Persons, and upon other developments and circumstances, including, but not limited to, general economic and business conditions and stock market conditions.

         Except for the foregoing and as disclosed below, no Reporting Person has any present plans or proposals which relate to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer

         (a) Hilltop is the beneficial owner of 53,650 shares (5.1%) of the Common Stock of the Issuer.

         Laifer Inc. is the beneficial owner of 92,350 shares (8.8%) of Common Stock of the Issuer. The 92,350 shares of Common Stock of the Issuer beneficially owned by Laifer Inc. include:

         (i) 53,650 shares of Common Stock of the Issuer beneficially owned by Laifer Inc. in its capacity as General Partner of and Investment Advisor to Hilltop, which shares have been described in the previous paragraph; and

        (ii) 38,700 shares of Common Stock of the Issuer beneficially owned by Laifer Inc. in its capacity as Investment Advisor to (A) various Wolfson family entities ("Wolfson"), one

State Street Plaza, New York 10004-1505, (B) Haussman Holdings, N.V. ("Haussman"), De Ruyterkade, 62, P.O. Box 819, Curaco, Netherlands Antilles and
(C) Hilltop Offshore Limited ("Offshore"), a Cayman Islands company, c/o Consolidated Fund Management Limited, P.O. Box HM 2257, Par La Ville Place, Par La Ville Road, Hamilton HMJX, Bermuda (Wolfson, Haussman and Offshore are collectively referred to herein as the "Clients").

         Lance Laifer, as sole Director and principal stockholder of Laifer Inc. is the beneficial owner of the 92,350 shares of Common Stock beneficially owned by Laifer Inc. as described above.

         The number of shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares presented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentage of ownership of the Reporting Persons is based on 1,055,387 outstanding shares of Common Stock of the Issuer on August 10, 1994.

         (b) Hilltop has the sole power (i) to vote or to direct the voting of and (ii) to dispose and to direct the disposition of the 53,650 shares of Common Stock of the Issuer beneficially owned by it. Hilltop's power to vote and dispose of its shares rests with Laifer Inc., in its capacity as Hilltop's General Partner.

         Laifer Inc. has the sole power (i) to vote and to direct the voting of and (ii) to dispose and direct the disposition of the 53,650 shares of Common Stock of the Issuer beneficially owned by it in its capacity as the General Partner of Hilltop. Laifer Inc. (i) has the sole power to vote and direct the voting of 8,500 shares owned by Haussman and Offshore, (ii) has sole power to dispose and direct the disposition of 4,100 shares owned by Offshore and (iii) shares with certain of the Clients the power to dispose and direct the disposition of the 34,600 shares of Common Stock owned by Laifer Inc. in its capacity as Investment Advisor to such Clients.

         (c) Each of the Reporting Persons purchased shares of Common Stock of the Issuer on June 21, 1994, June 30, 1994 and August 4, 1994. The purchase price per share of the Common Stock was $4.38 on June 21, 1994, $4.50 on June 30, 1994 and $4.00 on August 4, 1994. All such shares were purchased on the open market. Additional information concerning said transactions is contained in Exhibit B.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         None

Item 7.  Material to be Filed as Exhibits

         Exhibit A.          Agreement of Joint Filing.
         Exhibit B.          Purchase Records.

Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 15, 1994

                                        HILLTOP PARTNERS, L.P.

                                        By:  LAIFER INC., as General Partner


                                        By:  /s/ Lance Laifer
                                             ---------------------------------
                                             Lance Laifer, President

                                        LAIFER INC.


                                        By:  /s/ Lance Laifer
                                             ---------------------------------
                                             Lance Laifer, President


                                        /s/ Lance Laifer
                                        --------------------------------------
                                        LANCE LAIFER

                                   EXHIBIT A
                           AGREEMENT OF JOINT FILING

         In accordance with Rule 13D-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) of a statement on Schedule 13D or any amendments thereto, with respect to the Common Stock, $.10 par value, of Concepts Direct, Inc. and that this Agreement be included as an Exhibit to such filing.

         This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 15 day of August, 1994.


                                        HILLTOP PARTNERS, L.P.

                                        By:  LAIFER INC., as General Partner


                                        By:  /s/ Lance Laifer
                                             ---------------------------------
                                             Lance Laifer, President

                                        LAIFER INC.


                                        By:  /s/ Lance Laifer
                                             ---------------------------------
                                             Lance Laifer, President



                                        /s/ Lance Laifer
                                        --------------------------------------
                                        LANCE LAIFER